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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



07070807

June 27, 2007

| Act | Exchange Act Regulation SHO |
|---|---|
| Section | 10, Regulation M, Regulation Rule 200(g) of Reg SHO |
| Rule | 10a-1, 10b-17, Rule 101 + 102 of Reg M |
| Public Availability | 6.27.7 |

PROCESSED

DEC 03 2007

THOMSON
FINANCIAL

Domenick Pugliese, Esq.
Paul, Hastings, Janofsky and Walker LLP
75 E. 55th Street
New York, NY 10022

*Re:* ***Combination Exchange-traded Funds***
***File No. TP 07-68***

B.E. 10-24-06

Mr. Pugliese:

This letter is in response to your request for guidance regarding the October 24th exchange-traded fund class letter concerning equity securities[1] and the April 9th exchange-traded fund class letter concerning fixed-income securities[2] ("Equity ETF Class Letter" and the "Fixed-income ETF Class Letter," together, "ETF Class Letters") and their applicability to exchange-traded funds that are comprised of both equity as well as fixed-income securities ("Combination ETFs").

In the ETF Class Letters, the Securities and Exchange Commission ("Commission") and the staff of the Division of Market Regulation ("Staff") granted relief to ETFs that meet certain criteria. Specifically, and among other things, the relief applies to ETFs that are designed to replicate the holdings of, or to directly or inversely correspond to the performance or yield of, a reference securities index or a highly correlated subset of a reference securities index. The guidelines set forth in the Fixed-income ETF Class Letter are tailored to apply to funds comprised of fixed-income securities rather than equities, and the parameters of the Equity ETF Class Letter are designed to apply to funds containing equity securities rather than fixed-income securities.

<u>Response</u>:

With respect to a Combination ETF that is designed to correspond to the performance of an index that includes both equity as well as fixed-income securities, the Staff will not recommend to the Commission enforcement action where the fixed-income sleeve of a

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1 Letter from James A. Brigagliano, Acting Associate Director, Division of Market Regulation, to Stuart M. Strauss, Esq., Clifford Chance US LLP (October 24, 2006).

2 Letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Benjamin Haskin, Esq., Willkie Farr & Gallagher LLP (April 9, 2007).

Combination ETF meets the conditions set forth in the "response" section of the Fixed-income ETF Class Letter. Likewise, the Staff will not recommend to the Commission enforcement action where the equity sleeve of a Combination ETF meets the conditions set forth in the Equity ETF Class Letter. As is the case with the ETF Class Letters, an ETF qualifying for this relief may also include an amount of cash and/or money market instruments in addition to the Component Securities, as defined in the ETF Class Letters.

The foregoing no-action positions are strictly limited to transactions involving ETF shares under the circumstances described above and in the ETF Class Letters. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing no-action positions are subject to the condition that such transactions in ETF shares, any Component Security, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Securities Exchange Act of 1934 ("Exchange Act"). In addition, persons relying on these no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with federal or state securities laws must rest with persons relying on these no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

Very truly yours,



Josephine Tao
Assistant Director

END